Filed Pursuant to Rule 253(g)(2)

File No. 024-11104

Fundrise Growth eREIT VI, LLC

SUPPLEMENT NO. 1 DATED DECEMBER 31, 2019

TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VI, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Revisions to the Redemption Plan

Revisions to the Redemption Plan

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to reflect the following changes:

•	Quarterly instead of monthly redemption requests and elimination of the 60 day waiting period.
•	Separate redemption rights in the case of death or “qualifying disability” that eliminate any penalty for redemption in such circumstances and permit the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.

All portions of the Offering Circular that contain descriptions of the Redemption Plan are superseded by the disclosures in this supplement.

The revised description of the Redemption Plan set forth under the section of the Offering Circular entitled “Description Of Our Common Shares” is as follows:

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely by ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first acquiring the shares (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, except in the case of exceptional redemptions, the per share redemption price will be calculated based on a declining penalty to the NAV per share for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last day of the applicable quarter).

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days, including the settlement date (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)
Exceptional redemptions	100.0	%(8)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	The Effective Redemption Price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% penalty to the per share price for our common shares in effect at the time of the redemption request.

(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% penalty to the per share price for our common shares in effect at the time of the redemption request.

(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the per share price for our common shares in effect at the time of the redemption request.

(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

(8)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

Whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after settlement) and the Post-Introductory Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

	Introductory Period	Post-Introductory Period
Duration	First 89 days after settlement	90+ days after settlement

Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid	97-100% of NAV, depending on hold time and type of redemption request (no reduction for distributions)

Timing to submit request	On or before the last day of the applicable quarter	On or before the last day of the applicable quarter

Last Date to Withdraw Request	The last day of the applicable quarter	The last day of the applicable quarter

Date of Redemption Payment	Within twenty-one (21) days following the end of the applicable quarter	Within twenty-one (21) days following the end of the applicable quarter

Frequency	Quarterly .	Quarterly .

Minimum Amount of Shares Redeemed	None.	None.

Maximum Amount of Shares Redeemed	5,000 common shares or $50,000 worth of common shares, whichever is less.	5,000 common shares or $50,000 worth of common shares, whichever is less.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

If we agree to honor redemption requests, such redemption of our common shares will be made quarterly upon written request to us prior to the end of the applicable quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Shareholders may withdraw their redemption request at any time prior to the end of the applicable quarter. If we agree to honor redemption requests, such redemption requests will be effective as of the last day of the applicable quarter, and funds shall be remitted within twenty-one (21) days following the end of the applicable quarter. If we agree to honor a redemption request, the common shares to be redeemed will cease to accrue distributions or have voting rights as of the last day of the applicable quarter. We reserve the right to redeem shares pursuant to an exceptional redemption request outside of our quarterly redemption process.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next quarter in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all, and priority will be given to exceptional redemptions. If funds available for the redemption plan are not sufficient to accommodate all redemption requests, common shares will be redeemed on a pro-rata basis, if at all, and priority will be given to exceptional redemptions.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares, which may affect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In light of the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.